Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TVAX BIOMEDICAL, INC.

TVAX Biomedical, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is TVAX Biomedical, Inc.

SECOND: The Second Amended and Restated Certificate of Incorporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article the following new Article IV to read in its entirety as follows:

The total number of shares of capital stock which the Corporation shall have the authority to issue is 110,000,000 shares, of which:

(a) 100,000,000 shares shall be shares of Common Stock, par value $0.01 per share (the “Common Stock”), and

(b) 10,000,000 shares shall be shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”).

The Common Stock and the Preferred Stock, collectively, are referred to as the “Capital Stock.”

Pursuant to the General Corporation Law of the State of Delaware, upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation, each three (3) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation in lieu of such fractional share interests in an amount equal to the product obtained by multiplying (a) the fair market value of one share of Common Stock as of the date of the Effective Time (as determined by the Board of Directors of the Corporation), by (b) the fraction of one share owned by the stockholder as a result of the Reverse Stock Split.

THIRD: The forgoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The forgoing amendment shall be effective upon filing with the Secretary of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 19th day of January, 2012.

TVAX BIOMEDICAL, INC.

By:	/s/ Gary W. Wood
Name: Gary W. Wood
Title: President and CEO